Exhibit 12.1
Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income (loss) before income taxes	$1,568	$(111)	$506	$544	$934
Fixed charges, excluding capitalized interest	547	283	197	133	108
Total earnings available for fixed charges	$2,115	$172	$703	$677	$1,042

Fixed charges:
Interest and debt expense (1)	$484	$215	$143	$93	$65
Assumed interest element included in rent expense	88	74	57	41	43
Total fixed charges	$572	$289	$200	$134	$108

Ratio of earnings to fixed charges (2)	3.70	—	3.52	5.07	9.61
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(1)	Includes amortization of debt-related expenses plus interest capitalized during the period.

(2)	In 2014, our earnings were insufficient to cover fixed charges by $117 million.